PRELIMINARY DRAFT


September 5, 2000


Board of Directors
Lawrence Financial Holdings, Inc.
311 South Fifth Street
Ironton, Ohio  45638

Board of Directors
Lawrence Federal Savings Bank
311 South Fifth Street
Ironton, Ohio  45638


Re: Ohio business franchise tax and Ohio personal income tax opinion relating to the proposed Conversion of Lawrence Federal Savings Bank, a federally-chartered mutual savings bank, to a federally-chartered capital stock savings bank and the concurrent acquisition of 100% of the newly-issued stock of such corporation by Lawrence Financial Holdings, Inc., a newly-formed Maryland holding company.


Ladies and Gentlemen:

Pursuant to your request, our opinion concerning certain Ohio business franchise tax and Ohio personal income tax consequences of the proposed Conversion of Lawrence Federal Savings Bank, a federally-chartered mutual savings bank (the "Bank") to a federally-chartered capital stock savings bank (the "Converted Bank") and the concurrent acquisition of 100% of the newly-issued stock of such corporation by Lawrence Financial Holdings, Inc., a newly-formed Maryland corporation operating exclusively within the State of Ohio (the "Holding Company"), is set forth below.


Statement of Facts and Determinations

The facts and circumstances surrounding the proposed reorganization are quite detailed and are described at length in the Plan of Conversion dated July 31, 2000. The related assumptions regarding such Conversion are documented in the federal tax opinion letter dated ___________, as provided by Muldoon, Murphy & Faucette.

Pursuant to the Plan of Conversion, Bank will, through a series of transactions, convert from a federally-chartered mutual savings bank to a federally-chartered capital stock savings bank and issue 100% of its newly-issued stock to Holding Company.

Board of Directors
September 5, 2000
Page 2


In addition, based on the opinion of Muldoon, Murphy & Faucette, as presented in their letter dated ____________, for purposes of this opinion, the following federal tax consequences will result:

1) The Conversion of Bank to Converted Bank will constitute a tax-free reorganization under the Internal Revenue Code of 1986 as amended.

2) No gain or loss will be recognized for federal income tax purposes by Bank, Converted Bank or Holding Company as a result of the Conversion, except that some taxable gain could result to Holding Company and/or Converted Bank if the stock subscription rights distributed to Eligible Account Holders and Supplemental Eligible Account Holders of Bank are subsequently found to have a fair market value.

3) Taxable income will be recognized for federal income tax purposes by the Eligible Account Holders and Supplemental Eligible Account Holders of Bank only to the extent of the taxable value, if any, of the stock subscription rights received.

Based upon our analysis of applicable Ohio tax law and administrative rulings, we have made the following determinations:

A) The income tax liability of a corporation, other than a bank or thrift, conducting business and owning property within Ohio, is calculated by reference to the separate federal taxable income of that corporation, with certain modifications (Section 5733.04(I) of the Ohio Revised Code).

B) Banks and thrifts are not subject to the Ohio income tax (Section 5733.06(D) of the Ohio Revised Code).

C) The net worth tax liability of any corporation, including banks and thrifts, conducting business and owning property within Ohio, is determined by reference to the balance sheet of the corporation as of the end of its fiscal year or, under certain circumstances, as of December 31 of the year preceding the first year such corporation is required to file an Ohio franchise tax return (Sections 5733.056(B), 5733.05(C) and 5733.031(A) of the Ohio Revised Code and Tax Commissioner's Rule 5703-5-03)

D) The income tax liability of an individual subject to the Ohio income tax on personal income is calculated by reference to the federal Adjusted Gross Income of that individual, with certain modifications (Section 5747.02 of the Ohio Revised Code).


Opinion

Based upon the above facts and the opinions provided in the federal tax opinion letter dated _____________, as provided by Muldoon, Murphy & Faucette, we are of the opinion that, if the Conversion is effected in accordance with the Plan of Conversion, for Ohio tax purposes:

Board of Directors
September 5, 2000
Page 3


1) No gain or loss will be recognized by Bank upon its Conversion from a federally-chartered mutual savings bank to a federally-chartered capital stock savings bank because such conversion will have no effect on the federal taxable income of Bank and because Bank is exempt from the Ohio income tax.

2) No gain or loss will be recognized by Holding Company or Converted Bank upon the acquisition of the stock of Converted Bank by Holding Company because such acquisition will have no effect on the federal taxable income of either corporation.

3) No gain or loss will be recognized by Holding Company upon the receipt of property in exchange for its newly issued shares of stock because such receipt will have no effect on the federal taxable income of Holding Company.

4) Ohio taxable income will be recognized by Holding Company only to the extent that federal taxable income is recognized by Holding Company as a result of its distribution of subscription rights to Eligible Account Holders and Supplemental Eligible Account Holders of Bank.

5) Ohio taxable income will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders of Bank only to the extent that taxable income is recognized with respect to the stock subscription rights received in the Eligible Account Holders' and Supplemental Eligible Account Holders' federal Adjusted Gross Income.

Our opinion is based upon the current Ohio Revised Code and other legal authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Ohio Revised Code which may also be applicable thereto, or as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.


Respectfully submitted,



Crowe, Chizek and Company LLP


                               PRELIMINARY DRAFT